SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                               Cygne Designs, Inc.
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    232556100
                                 --------------
                                 (CUSIP Number)

                                Bernard M. Manuel
                             c/o Cygne Designs, Inc.
                                  1372 Broadway
                            New York, New York 10018

                                 (212) 354-6474
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 24, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                           (Continued on following pages)

                              (Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
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CUSIP No. 232556100                               Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON:
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Bernard M. Manuel
     ###-##-####
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [ ]
                                                                      (b) [ ]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS (2)(d) or 2(e)      [  ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     French Citizen

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NUMBER OF           7    SOLE VOTING POWER
SHARES                   4,095,367
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH
                    -----------------------------------------------------------
                    8    SHARED VOTING POWER
                         161,339

                    -----------------------------------------------------------
                    9    SOLE DISPOSITIVE POWER
                         3,473,082

                    -----------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         161,339

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,256,706


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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     34.1%

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14   TYPE OF REPORTING PERSON*

     IN
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                                      -2-

                                  SCHEDULE 13D

CUSIP No.:  232556100


     This Amendment No. 1 amends and supplements the Schedule 13D, dated November 3, 1997 (the "Schedule 13D") filed by Bernard Manuel. Except as modified hereby, there has been no change in the information previously reported in the Schedule 13D.


ITEM 5    INTEREST IN SECURITIES OF THE ISSUER.

ITEM 5(a) AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS:

          See the Cover Page, Item 11, for the amount of Common Stock beneficially owned, which amount includes: (i) 3,354,082 shares owned directly by Mr. Manuel; (ii) 161,339 shares owned by Mr. Manuel's spouse as to which shares Mr. Manuel disclaims beneficial ownership;
          (iii) 64,000 shares owned by the Bernard M. Manuel Foundation (the "Foundation") for which Mr. Manuel is the sole trustee; (iv) 622,285 shares owned by Cleveland Investment Limited, a Hong Kong company ("CIL"), as to which Mr. Manuel has been granted voting rights for a period of five years ending February 24, 2003; and (v) 55,000 shares issuable upon the exercise of options which are presently exercisable. Mr. Manuel disclaims beneficial ownership of the shares owned by the Foundation and CIL. Does not include 332,678 shares owned by the Bernard M. Manuel 1992 Irrevocable Trust for Children established for the benefit of Mr. Manuel's children. See the Cover Page, Item 13 for the percent of Common Stock beneficially owned.

ITEM 5(b) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   Sole power to vote or to direct the vote:

                See Cover Page, Item 7.

          (ii)  Shared power to vote or to direct the vote:

                See Cover Page, Item 8.

          (iii) Sole power to dispose or to direct the disposition of:

                See Cover Page, Item 9.

          (iv)  Shared power to dispose or to direct the disposition of:

                See Cover Page, Item 10.

ITEM 5(c) TRANSACTIONS IN THE STOCK.

              Inapplicable.

ITEM 5(e) DATE ON WHICH REPORTING PERSON CEASED TO BE 5% HOLDER.

          Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Cleveland Investment Limited, a Hong Kong company which owns 622,285 shares of common stock of the Issuer, has granted to Mr. Manuel for nominal consideration the right to vote such shares for a five year period ending February 24, 2003.

          Cleveland Investment Limited, which is controlled by Mr. Chikara Sasaki (who served as a director of the Issuer from April 1993 to December 1995), granted such voting rights to Mr. Manuel as an indication of support for his management efforts to restructure the Issuer.

ITEM 7    EXHIBITS.

          1. Stock Purchase Agreement dated as of November 3, 1997 by and among Bernard M. Manuel, Irving Benson and Dianne Benson.*

          2. Stock Purchase Agreement dated as of November 11, 1997 by and among Bernard M. Manuel, Stuart B. Katz and Limited Direct Associates, L.P.*

          3. Stock Purchase Agreement dated as of November 11, 1997 by and among Bernard M. Manuel, Stuart B. Katz and Fenn Wright and Manson (Antilles) N.V.*

          4.   Irrevocable Proxy from Cleveland Investment Limited.

          ------------
          *  Previously filed as an exhibit to the Schedule 13D.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             March 5, 1998
                                             ---------------------------
                                             (Date)


                                             /s/ BERNARD M. MANUEL
                                             ---------------------------
                                             Bernard M. Manuel